

10035558 [COMMISSION]
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crutchfield Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Boulevard, Suite 975
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric W. Roddiger, Designated Principal & FINOP (713) 961-0496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones LLP
(Name – *if individual, state last, first, middle name*)

3040 Post Oak Boulevard, Suite 1600, Houston, Texas 77056
(Address) (City) (State) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/22/2010

OATH OR AFFIRMATION

I, Eric W. Roddiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crutchfield Securities, L.L.C., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Eric W. Roddiger, Designated Principal & FINOP

Title


BRITTANY NICOLE MOONEY
Notary Public, State of Texas
My Commission Expires
March 13, 2013

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRUTCHFIELD SECURITIES, L.L.C.

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

December 31, 2009

CRUTCHFIELD SECURITIES, L.L.C.

DECEMBER 31, 2009

TABLE OF CONTENTS

	Page(s)
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information: Schedule I: Net Capital Computation as Required by Rule 15c3-1 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control as Required by Rule 17a-5 of the Securities and Exchange Commission	10-11



McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Crutchfield Securities, L.L.C.

We have audited the accompanying statement of financial condition of Crutchfield Securities, L.L.C. (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Crutchfield Securities, L.L.C. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas
January 27, 2010

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

CRUTCHFIELD SECURITIES, L.L.C.

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	6,676
Total assets	$	6,676
Liabilities and Members' Equity		
Accounts payable	$	857
Members' equity		5,819
Total liabilities and members' equity	$	6,676

See accompanying notes to financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

Statement of Operations

Year Ended December 31, 2009

Revenue	$ -
	-
Expenses	
Rent	10,271
Professional fees	8,800
Consulting fees	3,675
Franchise tax expense	3,916
Other expenses	2,214
Total expenses	28,876
Net Loss	$ (28,876)

See accompanying notes to financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

Statement of Changes in Members' Equity

Year Ended December 31, 2009

Balance at January 1, 2009	$	34,695
Net loss		(28,876)
Balance at December 31, 2009	$	5,819

See accompanying notes to financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities		
Net loss	$	(28,876)
Changes in operating assets and liabilities:		
Accounts payable		857
Net cash used in operating activities		(28,019)
Net decrease in cash and cash equivalents		(28,019)
Cash– beginning of year		34,695
Cash– end of year	$	6,676

See accompanying notes to financial statements.

Note 1 General Information and Summary of Significant Accounting Policies

Description of Business

Crutchfield Securities, L.L.C. (the "Company") was formed on June 14, 2006, as a Texas Limited Liability Company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures.

The Company is under common ownership with same owners of Crutchfield Financial, LLC ("Crutchfield Financial"). If necessary, the Crutchfield Financial will provide financial support to the Company sufficient to satisfy its obligations as they become due until at least January 1, 2011.

There are two members in the Company. All profits losses and distributions are to be allocated to the members in proportion to their respective percentage interests. In 2009, the percentage interests are at 53% and 47%.

The Company evaluated subsequent events after the balance sheet date of December 31, 2009 through January 27, 2010.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's federal tax return. The

Company is subject to Texas Franchise Tax and accrues 1% of the gross margin as defined by the new law.

Revenue Recognition

The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2 Related Party Transactions

Effective November 6, 2006, the Company entered into an office and administrative agreement with an affiliate. The term of the agreement was for one year and thereafter can be renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement. During the year, the Company paid rent and related overhead expenses of $10,271.

Note 3 Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2009, the Company's net capital, as defined, of $5,819 exceeded the required minimum by $819 and its ratio of aggregate indebtedness to net capital was .15 to 1.

Note 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2009. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2009.

Note 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Note 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Company did not generate any revenue.

Note 7 Subsequent Event

On January 6, 2010, the Company accepted a new member and received $2,861 from the new member as member contribution.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
CRUTCHFIELD SECURITIES, L.L.C.

December 31, 2009

COMPUTATION OF NET CAPITAL			
Total assets		$	6,676
Less - total liabilities			857
Net worth			5,819
Deductions from and/or charges to net worth			
Total non-allowable assets	-		
Other deductions or charges	-		
Total deductions from net worth	-		-
Net capital before haircuts on securities positions			5,819
Haircuts on securities			
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital *		$	5,819

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	57		
Minimum Dollar Requirement		5,000	$	5,000
Net capital				5,819
Excess Net Capital			$	819
Aggregate Indebtedness			$	857
Excess net capital @ 1,000%				
(Net capital, less 10% aggregate indebtedness)			$	5,733
Ratio of aggregate indebtedness to net capital				14.73%
Ratio of subordinated indebtedness to debt/equity total				N/A

* The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Company on form X-17A-5 on January 15, 2010, is not required as no difference exist.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
AS REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION
ACT OF 1934



McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Members of
Crutchfield Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Crutchfield Securities, L.L.C. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Houston, Texas
January 27, 2010

SEC
Mail Processing
Section

MAR 0 1 2010

Washington, DC
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McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS